EXHIBIT 12.10

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

Year Ended December 31, 2007
Income from continuing operations before income taxes	$93,461

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	7,126
Interest element of rentals	3,250

Total fixed charges	10,376

Earnings before income taxes and fixed charges	$103,837

Ratio of earnings to fixed charges	10.01